
December 10, 2010

Mr. Merrill A. Miller, Jr.
Chief Executive Officer
National Oilwell Varco, Inc.
7909 Parkwood Drive
Houston, TX 77036

> **Re: National Oilwell Varco, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Response Letter Dated October 22, 2010**
> **File No. 1-12317**

Dear Mr. Miller:

We have reviewed your filing and response letter, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 2 from our letter dated September 10, 2010, and your statement that you believe that certain information that you provided is commercially sensitive and could be harmful to you if publicly disclosed. Please provide to us your basis for such belief. In addition, please provide to us an expanded discussion of the "various common conditions and exclusions" that you reference in your response. In that regard, please tell us the nature of such conditions and exclusions, and provide relevant examples.

2.   We note the article published by Reuters on December 6, 2010 regarding your role in the White House Oil Spill Commission's probe of the Deepwater Horizon incident. Please tell us what consideration you gave to providing disclosure regarding your involvement in the Deepwater Horizon incident, in your filings. For example, and without limitation,

please tell us what consideration you gave to providing related legal proceeding or risk factor disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Douglas Brown at (202) 551-3265, or, in his absence, Laura Nicholson at (202) 551-3584 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director